two

16 Funston Avenue, Suite A

The Presidio of San Francisco

San Francisco, CA 94129

March 25, 2021

VIA EDGAR

Securities and Exchange Commission

Division of Corporation Finance

Office of Energy & Transportation

100 F Street, N.E.

Washington, D.C. 20549

Attention: Anuja A. Majmudar, Esq.

Re:	two
Acceleration Request for Registration Statement on Form S-1
Filed March 2, 2021, as amended
File No. 333-253802

Ladies and Gentleman:

Pursuant to Rule 461 under the Securities Act of 1933, as amended (the “Act”), two (the “Company”) hereby requests acceleration of effectiveness of the above referenced Registration Statement so that it will become effective at 4:00 p.m. Eastern time on Monday, March 29, 2021, or as soon as thereafter practicable, unless we or our outside counsel, Cadwalader, Wickersham & Taft LLP, request by telephone that such Registration Statement be declared effective at some other time. In making this acceleration request, the Company acknowledges that it is aware of its responsibilities under the Act.

We respectfully request that you contact Niral Shah, of Cadwalader, Wickersham & Taft LLP, at (212) 504-6235, as soon as the Registration Statement has been declared effective, or if you have any other questions regarding this matter.

Sincerely,

/s/ Troy B. Steckenrider III

Troy B. Steckenrider III

Chief Financial Officer

cc:	Cadwalader, Wickersham & Taft LLP